January 9, 2017

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay LNG Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 27, 2016

File No. 001-32479 Dear Mr. Shenk:

We have reviewed your letter to us of December 22, 2016 setting forth staff comments on Teekay LNG Partners L.P.’s (“Teekay LNG” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2015. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Selected Financial Data, page 5

SEC Comment

1.	Please ensure financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout your filing. We note, for example, that your selected financial data on page 6 begins with the earliest period and ends with the latest period while your consolidated financial statements beginning on page F-3 begins with the latest period and ends with the earliest period. Refer to SAB Topic 11.E for guidance.

Response to Comment #1

In future filings, the Partnership will ensure financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing.

Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”, page 8

SEC Comment

2.	We note that your Adjusted EBITDA calculation includes “Adjustments to Equity-Accounted EBITDA.” Your presentation may be inconsistent with Question 100.04 of the update Compliance and Disclosure Interpretations issued on May 17, 2016. Please describe to us any changes you expect to make to your presentation in light of this new guidance.

Response to Comment #2

We do not believe our existing presentation is inconsistent with, and do not expect to make any changes to our presentation in light of the May 2016 guidance. Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 addresses “individually tailored recognition and measurement methods” that are substituted for those of GAAP. We do not believe any of the Adjustments to Equity-Accounted EBITDA are “individually tailored recognition and measurement methods”. Rather, the Adjustments to Equity-Accounted EBITDA reflect the application of similar deductions or add-backs of income and expense items to equity income as are applied to net income generally in determining Adjusted EBITDA. More specifically, Adjusted EBITDA includes Teekay LNG’s share of certain income and expense items of each equity-accounted investment all calculated in accordance with GAAP. In other words, none of the income and expense items of each equity-accounted investment that are adjusted for in Adjusted EBITDA are “individually tailored recognition and measurement methods”. Consequently, we do not believe that the staff’s guidance reflected in Question 100.04 impacts the Adjustments to Equity-Accounted EBITDA.

In applying Question 100.04 to each equity-accounted investment of Teekay LNG, we have considered two alternative approaches. The first approach is to apply the recent guidance to equity income of the equity-accounted investment without regard to each type of revenue and expense within equity income (the “Investor Approach”). The second approach is to apply the recent guidance to equity income of the equity-accounted investment with regard to each type of revenue and expense within equity income (the “Look-Through Approach”). We believe the Look-Through Approach is the most appropriate method as this method is consistent with the measurement method for equity accounted investments as contained in Accounting Standards Codification 323. More specifically, equity income for each period is the investor’s share of each income and expense item (as determined in accordance with GAAP) within the equity-accounted investment. Consequently, we believe that adding back items such as interest, taxes, depreciation and other similar type items within an equity-accounted investment do not constitute an “individually tailored recognition and measurement method”. In addition, we would note that using the Look Through Approach would result in a consistent calculation method of Adjusted EBITDA between a vessel that is owned by a subsidiary of Teekay LNG that is consolidated versus a vessel that is owned in an equity-accounted investment, whereas using the Investor Approach would not result in such consistency, which could potentially make it more difficult for analysts and investors to evaluate our financial statements and related disclosure.

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Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	Beverlee F. Park (Audit Committee Chair)

David Matheson (Perkins Coie LLP)

Jason Bower (KPMG LLP)